Exhbit 4.37

SUPPLY AND DISTRIBUTION AGREEMENT

THIS AGREEMENT MADE AND ENTERED INTO in the City of Montreal, Province of Quebec, as of the 25 day of October, 1995.

BY AND BETWEEN:	FROSST RADIOPHARMACEUTICALS/FROSST PRODUITS PHARMACO-RADIOACTIFS, a division of MERCK FROSST CANADA INC., a company organized and existing under the laws of the Province of Ontario, having its principal place of business at 16711 Trans-Canada Highway West Kirkland, Quebec H9H 3L1

(hereinafter referred to as “MFCI”)

PARTY OF THE FIRST PART

AND:

SYNCOR INTERNATIONAL CORPORATION, a company organized and existing under the laws of the State of Delaware, having its principal place of business at 20001 Prairie Street, Chatsworth, California U.S.A. 91311

(hereinafter referred to as “Syncor”)

PARTY OF THE SECOND PART

WITNESSETH:

WHEREAS MFCI and/or certain of its Associates manufacture, process, finish, market, distribute, package and/or label, or cause to be manufactured, processed, finished, marketed, distributed, packaged and labelled pharmaceutical and radiopharmaceutical products including, without limitation, the Products;

WHEREAS Syncor owns and operates a chain of nuclear pharmacies in the Territory and prepares and sells radiopharmaceuticals and nuclear medicine products and services including unit doses prepared from the Products; and

WHEREAS Syncor desires to sell and distribute, under the MFCI label, or unit doses for hospitals, the Products in the Territory and MFCI is prepared to grant Syncor such rights, the whole subject to the terms and conditions hereinafter set forth;

NOW, THEREFORE, THIS AGREEMENT WITNESSES THAT IN CONSIDERATION OF THE RESPECTIVE COVENANTS AND AGREEMENTS OF THE PARTIES HEREINAFTER CONTAINED AND OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED BY EACH PARTY, THE PARTIES HEREBY COVENANT AND AGREE AS FOLLOWS:

ARTICLE 1	DEFINITIONS

1.01                                                                           Wherever used in tins Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a)                                                                                  “Agreement”, “this Agreement”, “these presents”, “herein”, “hereby”, “hereunder”, and similar expressions refer collectively to this Supply and Distribution Agreement and the accompanying Schedules;

(b)                                                                                 “Approved Assignee” shall have the meaning ascribed to such term in Section 3.06 hereof;

(c)                                                                                  “Associate” means any person who or which does not deal with MFCI or Syncor, as the case may be, or is deemed not to deal with MFCI or Syncor, as the case may be, at “arm’s length” as that expression is construed and interpreted under the Income Tax Act (Canada);

(d)                                                                                 “Effective Date” means the 9 day of June, 1995;

(e)                                                                                  “Intellectual Property” means all inventions, patents, patent applications and issued patents, designs, design applications and design registrations, trade marks, trade mark applications, trade mark registrations, trade names (whether registered or unregistered) copyright, copyright applications and registrations, processes, know-how, technology, formulae, customer lists, trade secrets, proprietary information and all other rights and intellectual property owned, held or used by MFCI and/or its Associates with respect to any and all of the Products;

(f)                                                                                    “Syncor PDI” ***

(g)                                                                                 “Products” means the radiopharmaceutical products known as Frosstimage® DTPA + and MDP +, as same are processed, manufactured, formulated, and/or distributed by MFCI as at the Effective Date, for sale and distribution as radiopharmaceutical products and “Product” shall mean any one such product;

(h)                                                                                 “Product Price” means MFCI’s price to Syncor for the applicable Product (net of any and all taxes, customs duties, excises, costs and charges relating to transportation, freight, handling and insurance as calculated in accordance with Section 5.03 hereof and Schedule “B” annexed hereto; and

(i)                                                                                     “Territoty” means the United States of America, its territories and possessions.

ARTICLE 2	INTERPRETATION

2.01                                                                           The division of this Agreement into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Agreement.

2.02                                                                           Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

2.03                                                                           This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and there are no other written or verbal agreements or representations with respect to the subject matter hereof.

2.04                                                                           Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remaining terms and conditions hereof.

2.05                                                                           This Agreement shall be binding upon and inure to the benefit of the respective heirs, executors, administrators and other legal representatives and, to the extent permitted hereunder, the respective successors and assigns of the parties.

2.06                                                                           This Agreement replaces and supersedes any prior agreement pertaining to the subject matter hereof.

2.07                                                                           All amounts referred to in this Agreement shall be in the lawful money of the United States of America unless stated otherwise.

2.08                                                                           All Schedules annexed hereto are incorporated herein fully by this reference.

® Trademark of Merck & Co., Inc., Merck Frostt Canada Inc., licensed user

ARTICLE 3	APPOINTMENT OF SYNCOR

3.01                                                                           Subject to the terms and conditions set forth herein, MFCI hereby appoints Syncor as a non-exclusive distributor of the Products within the Territory with the right and authority to sell and/or distribute the Products, solely under MFCI’s brand name or unit doses to hospitals in the Territory. Nothing herein contained shall be deemed to restrict or otherwise impair or impede the right and/or ability of MFCI and/or its Associates, whether directly or through one or more Associates or one or more third parties, in the Territory or elsewhere in the world, to manufacture, process, finish, market, distribute, package, label, appoint additional persons as distributors of any of the Products, sub-contract any such rights to, or otherwise enter into any arrangement whatsoever with, any person with respect to any of the Products and/or otherwise deal in or with any of the Products.

3.02                                                                           Syncor agrees to use its best efforts to conduct adequate sales activities in the Territory in order to expand the sales of the Products therein. Syncor shall keep MFCI advised of general market and economic developments that may affect the sale of the Products in the Territory.

3.03                                                                           For greater certainty, but without limiting the generality of anything herein otherwise contained, it is expressly understood and agreed that Syncor shall not sell and/or distribute any of the Products outside of the Territory or knowingly sell and/or distribute any of the Products to any person(s) for resale and/or distribution outside the Territory.

Syncor shall use its best efforts to refer to MFCI all inquiries received by it in connection with the sale and/or distribution of the Products outside the Territory.

3.04                                                                           Save as otherwise expressly permitted hereunder, no packaging, marketing, labelling, promotion, advertising and distribution materials or programs shall use or refer to MFCI’s trade names, trade marks, brand names or to the words “Merck”, “Frosst”, “Sharp” or “Dohme” or any acronyms and/or combinations thereof without the prior written consent of MFCI. Nothing herein shall confer upon Syncor or any Approved Assignee any proprietary interest, without limitation, in the trademarks, tradenames, patents, licenses or registrations of MFCI.

3.05                                                                           Syncor shall not, without the prior written consent of MFCI, which consent shall not be subject to any statutory provision or limitations whatsoever and may be withheld arbitrarily at MFCI’s sole discretion:

(i)                                                                                     sell, transfer or assign any of the rights and authority granted Syncor pursuant to Section 3.01 hereof to any person including, without limitation, any Associate; and/or

(ii)                                                                                  sub-contract or otherwise enter into any other arrangement whatsoever with any person including, without limitation, any Associate, with respect to any of the rights and authority granted Syncor pursuant to Section 3.01 hereof.

3.06                                                                           For the purposes of this Agreement, any person including, without limitation, any Associate, to whom Syncor has, upon obtaining MFCI’s prior written consent as set out in Section 3.05 hereof sold, transferred, assigned, sub-contracted or otherwise made any other arrangement with respect to any of the rights and authority granted to it pursuant to Section 3.01, shall be referred to as an “Approved Assignee”. The initial Approved Assignee list is set forth as Schedule “D” annexed hereto.

3.07                                                                           As a pre-condition to the sale, transfer or assignment to, and the sub-contracting or other arrangement with, an Approved Assignee, the parties agree that, without limitation, all such persons shall intervene into this Agreement so as to bind themselves on a solidary basis, both among themselves and with Syncor, to the fulfilment of all obligations, undertakings, commitments and covenants of Syncor hereunder and to furthermore confirm their acceptance of, and their agreement to be bound by, all the terms and conditions of this Agreement.

ARTICLE 4	TERM OF AGREEMENT

4.01                                                                           The term of this Agreement shall commence on the Effective Date and shall terminate on the fifth (5th) anniversary thereof unless terminated earlier pursuant to the provisions herein contained.

4.02                                                                           The term of the Agreement shall be automatically extended for successive additional periods of two (2) years, unless either party hereto shall have notified the other in writing at least one year (1) prior to the expiration of the initial term, or any extended term of the Agreement, as the case may be, of its intention to terminate the Agreement.

4.03                                                                          Notwithstanding any term or other provision herein to the contrary, MFCI shall have the right to terminate this Agreement with respect to any Affected Product(s) (as hereinafter defined), without payment of any penalty, indemnity, damages or costs whatsoever to Syncor and/or any Approved Assignee, at any time and without any prior notice, in the event MFCI ceases manufacturing and/or processing any of the Products by reasons of any law, statute, ordinance, ruling or judgment of any governmental authority, or of any court, tribunal, administrative, or regulatory board or agency, domestic or foreign, (such governmental authority, court, tribunal, administrative or regulatory board or agency, domestic or foreign, is hereinafter sometimes referred to collectively as “Competent Authority”), if, in the reasonable opinion of MFCI, such law, statute, ordinance, ruling or judgment restricts and/or impairs MFCI’s ability to manufacture, process, sell, market, distribute, package, label or otherwise deal in or with any of the Products (any such Product being herein referred to as an “Affected Product”);

4.04                                                                           In the event that this Agreement is terminated pursuant to Section 15.01(i), 15.01(ii), 15.01(iv) or 15.02, Syncor agrees and undertakes that it shall, in the Territory, immediately cease to sell and/or distribute the Products, whether manufactured by MFCI or any Associate, and this without prejudice to any other of MFCI’s or such Associate’s rights and/or recourses whether at law or pursuant to this Agreement.

4.05                                                                           Upon the termination of this Agreement by the efflux of time or for any other reason whatsoever including, without limitation, any default of MFCI hereunder, Syncor shall, at its sole cost and expense, immediately surrender, cancel and rescind or cause to be surrendered, cancelled and rescinded all government registrations and/or authorizations relating to the Products which Syncor may have obtained pursuant to this Agreement (it being understood, however, that in the event MFCI terminates this Agreement pursuant to Section 4.03 hereof, Syncor’s obligations under this Section 4.05 shall extend only to an Affected Product(s).  In addition, Syncor shall voluntarily file with the appropriate Competent Authority all documents that may be required in connection with such surrender, cancellation or rescission, and if requested by MFCI, Syncor shall cooperate with MFCI in effecting the cancellation of any identification of Syncor with any governmental records or approvals applicable to the Products.

ARTICLE 5	SALE OF PRODUCT TO SYNCOR

5.01                                                                           During the term of this Agreement, MFCI shall sell to Syncor, or otherwise arrange for one or more of its Associates to sell to Syncor, the Products in such form, shape, size and colour and in such standard case or carton quantities as is offered by MFCI.  MFCI agrees to deliver to Syncor the Products packaged in accordance with laws and regulations relating to the shipping and handling of the Products.

5.02                                                                           All orders for the Products shall be subject to acceptance by MFCI or its supplying Associates, and all sales shall be subject to the terms and conditions of sale established in this Agreement. Except as otherwise agreed to in writing by the parties, the terms and conditions of sale shall be as set forth in Schedule “A” annexed hereto. No provisions on Syncor’s purchase order forms which may impose different conditions upon MFCI or any Associates of MFCI shall be of any force or effect unless expressly agreed to in writing by MFCI or its supplying Associate(s).

5.03                                                                           Notwithstanding anything to the contrary herein otherwise contained, the price charged Syncor by MFCI for the Products shall be the applicable Product Price set forth in Schedule “B” annexed hereto.

The parties agree that, for the first year of the term of this Agreement, the applicable Product Price for Products sold by MFCI to Syncor during such first year shall remain as set forth in Schedule “B” annexed hereto. However, for each subsequent year of the term of this Agreement, including any renewal or extension thereof, the Product Price for each of the Products shall be increased annually by a percentage equal to ***

For greater certainty, the following example will serve to illustrate the principle set out above:

(a)                                  ***

***

5.04                                                                           Payment by Syncor for the Products purchased by it pursuant to this Agreement shall be in United States dollars upon the terms set forth in Schedule “A” hereinabove referred to.

5.05                                                                           Notwithstanding anything to the contrary herein otherwise contained, title to and risk of loss of any Products purchased by Syncor pursuant to this Agreement shall pass to Syncor ***.

5.06                                                                           Subject to Section 11.03 hereof and provided that, from the date of delivery by MFCI of the Product(s) in question to the common carrier designated by MFCI for the purpose of shipping same to Syncor’s Toledo, Ohio warehouse, the Frosstimage® DTPA, No. 4 200 and 4 201 and MDP No. 4 198 and 4 199 have a minimum expiry date of twelve and ten months, respectively, the sale of Products to Syncor by MFCI shall be final.

® Trademark of Merck & Co., Inc., Merck Frosst Canada Inc., licensed user

In the event any Frosstimage® DTPA No. 4 200 and 4 201 or MDP no. 4 198 and 4 199 are delivered by MFCI to Syncor with shorter expiry dates than the applicable ones mentioned in the preceding paragraph, MFCI agrees that, within thirty (30) days of a written request from Syncor following the expiration of the applicable date, it will replace all unsold units of the applicable Product at no additional cost to Syncor.

5.7                                                                                 Syncor shall ensure that sufficient stocks of the Products are carried by it to satisfy the demand for each Product in the Territory.

5.8                                                                                 In order to assist MFCI in planning its production requirements of Products, Syncor shall, submit to MFCI firm purchase orders for, as well as estimates of, its requirements of Products in accordance with the following:

(i)                                     As soon as practicable following the execution of this Agreement, Syncor will issue firm purchase orders for its requirement of Products for *** referred to as an “Applicable Period”) immediately following the Effective Date and an estimate of its requirement of Products for each of the *** with a statement of the dates on which delivery of the Products is required. This initial estimate of requirements of Products, as well as all other estimates thereafter shall be updated *** and within a timely manner so as to ensure that estimated requirements for each Applicable Period are provided in advance during the term of this Agreement; and

(ii)                                  Syncor further agrees that not less than *** prior to the beginning of the second and each succeeding Applicable Period thereafter following the Effective Date of this Agreement, firm purchase orders for its requirement of Products for the Applicable Period shall be furnished to MFCI.

5.09                                                                           The parties agree that *** Notwithstanding the foregoing, the parties acknowledge and confirm that the provisions of this Section 5.09 shall not apply ***

In the event ***

***

® Trademark of Merck & Co., Inc., Merck Frosst Canada Inc., licensed user

***

ARTICLE 6	PRODUCT IMPROVEMENTS

6.01                                                                           Syncor and all Associates shall within a reasonable time disclose to MFCI, and to no other person, any and all improvements, methods, patents, formulae and processes discovered, conceived or developed by it, either alone or jointly, or in common with others, either during the present Agreement or within a period of two (2) years from its termination which relate, in any way, to any of the Products. Syncor and all Associates shall, without any further compensation whatsoever, give MFCI the right of first refusal to obtain right, title and interest to any and all such improvements, methods, patents, formulae and processes. In the event MFCI shall, at its sole discretion, choose to exercise such right, Syncor and all Associates shall assign, transfer and set over to MFCI its entire right, title and interest in and to any and all such improvements, methods, patents, formulae and processes, domestic and foreign and will sign any and all documents and undertake any and all other steps relating thereto, which MFCI may consider necessary to vest or protect such title, the whole without any further compensation whatsoever.

ARTICLE 7	COMPLIANCE WITH REQUIREMENTS OF COMPETENT AUTHORITIES

7.01                                                                           Syncor shall, at its sole cost and expense, take all necessary steps to comply with the requirements of all Competent Authority relating to the sale and distribution of the Products in the Territory.

7.02                                                                           In order to enable Syncor to exercise its rights under the Agreement and to comply with the requirements of all Competent Authority, MFCI and/or its Associates will, upon receiving a written request from Syncor, furnish to all Competent Authority all formulae, specifications, particulars, analyses, reports and literature (referred to collectively as the “Documents”) in its possession or under its control, that are required by the said Competent Authority in connection with statutory requirements relating to the sale and distribution of the

Products in the Territory. The parties shall take all reasonable steps to maintain the confidentiality of the Documents.

ARTICLE 8	INTELLECTUAL PROPERTY

8.01                                                                           Syncor acknowledges the validity of the Intellectual Property relating to each of the Products and that MFCI and/or its Associates possess the proprietary rights to, or is(are) the licensee(s) of, the Intellectual Property relating to each of the Products in Canada, the Territory and elsewhere in the world and that the said Intellectual Property is and shall remain the sole property of MFCI, and/or its Associates and/or its(their) licensor(s), as the case may be. Syncor shall not use the Intellectual Property in any manner whatsoever calculated to represent that Syncor is the owner or licensee thereof. This Agreement does not constitute a grant to Syncor of any property right or interest in all or any part of the Intellectual Property. Syncor expressly agrees not to contest before any Competent Authority, the validity of the title of MFCI or its Associates or its (their) licensors, as the case may be, to the Intellectual Property in any country, whether or not registered.

ARTICLE 9	COVENANTS OF MFCI

9.01                                                                           MFCI shall, through the term of this Agreement carry and keep in force product liability insurance (through self insurance or a combination of self insurance and commercially placed insurance coverage) in such form, amount and effect so as to fulfil its obligations hereunder to Syncor’s reasonable satisfaction.

ARTICLE 10	COVENANTS OF SYNCOR

10.01                                                                     Syncor shall, through the term of this Agreement carry and keep in force product liability insurance (through self insurance or a combination of self insurance and commercially placed insurance coverage) in such form, amount and effect so as to fulfil their obligations hereunder to MFCI’s reasonable satisfaction.

10.02                                                                     Syncor shall not do anything in connection with the sale and/or distribution of the Products which would adversely affect the reputation and goodwill of MFCI and its Associates or adversely affect the high quality standards and reputation of any of the Products including, without limitation, the misbranding, adulteration of the Products and/or non-compliance with any Competent Authority.

10.03                                                                     During the term of this Agreement and following its termination whether by the efflux of time, cancellation or otherwise, each party shall report to the other, immediately upon receipt, any information concerning any side-effect, injury, toxicity or sensitivity reaction, or any other unexpected incidence and the severity thereof, associated with any of the Products whether or not determined to be attributable to any such Product.

Syncor shall furthermore notify MFCI immediately of any information which it receives regarding any threatened or pending action by any Competent Authority which may affect the safety or efficacy claims of the Products or the continued marketing of same. Upon receipt of any such information divulged pursuant to this Section 10.03, MFCI shall consult with Syncor in an effort to arrive at a mutually acceptable procedure for taking appropriate action; provided, however, that nothing contained herein shall be construed as restricting MFCI’s right to make a timely report of such matter to any Competent Authority, or to take any further action that MFCI deems appropriate or required by applicable law or regulation.

10.04                                                                     In addition to the obligations set out in Section 12.01 hereof, Syncor shall promptly attend to all inquiries received concerning the use or administration of the Products and shall furthermore advise MFCI of same. Syncor also agrees to keep accurate sales records in sufficient detail to enable a rapid Product Recall (as hereinafter defined) if necessary.

ARTICLE 11	WARRANTY AND INDEMNIFICATION

11.01                                                                     Each party warrants and represents to the other that it has the full right and authority to enter into this Agreement, and that it is not aware of any impediment that would inhibit its ability to perform its obligations under this Agreement.

11.02                                                                     MFCI warrants that the Products to be supplied to Syncor under this Agreement will, at the time of delivery, conform to the standards and specifications of MFCI and the Food and Drug Administration, Division of Medical Imaging as set forth in Schedule “C” hereto; MFCI makes no other warranty of any kind with respect to the Products, either express or implied.

11.03                                                                     Claims concerning any failure to meet the standards or specifications of MFCI on account of quality, loss or damage to any of the Products shall be made by Syncor in writing within twenty-one (21) days following Syncor’s receipt of the applicable Products. The Products shall not be returned to MFCI or to its Associates without prior written permission, it being further understood that in such circumstances, MFCI shall have the option of advising Syncor to destroy such Product(s) on spot. The liability of MFCI or any of its Associates for any Products proved not to meet said standards and specifications shall be limited to a replacement with a new Product meeting the required standards and specifications. Such replacement shall constitute MFCI’s sole and exclusive liability for such claims.

11.04                                                                     MFCI shall not be responsible for any damages or losses suffered by Syncor and/or any Approved Assignee or other Associate arising out of the storage, handling, distribution, sale or use of the Products by any of them, except for those claims which are occasioned by the wilful or negligent acts of MFCI, its agents, servants and employees.

Notwithstanding the foregoing, MFCI shall indemnify Syncor and hold it harmless from any and all claims, lawsuits and liability, including liability for death or personal injury, costs, losses, or expenses, including reasonable attorneys’ fees, which stem from any Products that were damaged or defective at the time of delivery to Syncor unless such liability is attributable, to the negligent, reckless or intentional malfeasance of Syncor, any of its Approved Assignees or other Associates, and/or of any of their respective officers, agents or employees MFCI shall confer with Syncor prior to settlement of any claims relating to the subject matter of this Agreement or against MFCI for which MFCI shall provide a defence and indemnity to Syncor.

11.05                                                                     Syncor shall defend and indemnify MFCI and its Associates and hold each of them harmless against all damages, costs, claims, expenses, proceedings and demands suffered by each of them hereunder, including reasonable attorneys’ fees, whether in respect of death, personal injury or otherwise, which arise out of the storage, handling, distribution, sale, or the use or administration of the Products by Syncor, any Approved Assignee and/or any other Associate, or which arise out of damage to property or injury to or death of persons occasioned by or in connection with any wilful or negligent acts of Syncor, any Approved Assignee and/or any other Associate, its officers, agents and employees. Syncor shall confer with MFCI prior to settlement of any claims relating to the subject matter of this Agreement against Syncor or for which Syncor shall provide a defence and indemnity to MFCI.

ARTICLE 12	COMPLAINTS AND PRODUCT RECALLS

12.01                                                                     All complaints relating, directly or indirectly, to the sale or actual distribution of Products shall be the responsibility of Syncor, which undertakes to diligently handle such complaints. When Syncor becomes aware of such complaints, it shall notify MFCI of said complaints and MFCI shall render reasonable assistance to Syncor in connection therewith.

12.02                                                                     MFCI shall have the right at any time to recall a Product (a “Product Recall”) by promptly giving notice to Syncor by telephone (to be immediately confirmed in writing, telex or telecopier) and Syncor shall upon receipt of such notice, immediately cease and desist from further distributing the Product(s) in the Territory and will undertake to dispose of such Product(s) in accordance with MFCI’s instructions.

12.03                                                                     In the event of any Product Recall, MFCI shall save harmless and indemnify Syncor from and against any and all liability, damages, costs and expenses (including reasonable attorneys’ fees) which Syncor may suffer or incur as a result of such Product Recall, except to the extent that such Product Recall is attributable to a wilful act or omission by Syncor and/or any of its Associates. Any products recalled shall be disposed in accordance with MFCI’s instructions.

12.04                                                                     In the event of a Product Recall, any minimum quantity provisions in this Agreement for the recalled Products shall not apply.

ARTICLE 13	FORCE MAJEURE

13.01                                                                     No party shall be liable for failure to perform or delay in performing any obligations under this Agreement, except the obligation to make payments when due, if such failure or delay is due to force majeure, including, but not limited to, war, embargo, riot, insurrection, sabotage or other civil unrest; fire, explosion, flood or other natural disaster; accident or breakdown of machinery; availability of fuel, labour, containers or transportation facilities; strike or other labour disturbances; government restraints; or any other cause beyond the control of the affected party; provided, however, that the party so failing to perform shall (a) as soon as possible, inform the other party of the occurrence of the circumstances preventing or delaying the performance of its obligations; and (b) exert its best efforts to eliminate, cure or overcome any of such causes and to resume performance of its covenants with all possible speed.

ARTICLE 14	CONFIDENTIALITY

14.01                                                                     All confidential information which is received by MFCI or Syncor from the other party during the term of this Agreement shall be maintained in strict confidence by the receiving party. All confidential information whether generated by MFCI or Syncor shall be disclosed only to employees and consultants of MFCI and/or Syncor who have been instructed to treat such information in strict confidence and on a “need to know” basis. This information shall be protected from disclosure to third parties with at least the same degree of care used by such employees when dealing with their employer’s confidential information. Such information shall furthermore not be disclosed to any other person, firm, or agency, governmental or private, or used for purposes other than set forth herein, without the prior written consent of the disclosing party except to the extent that the information:

i)	is known at the time of its receipt by the receiving party and is documented in its written records, or

ii)	is properly in the public domain, or

iii)	is subsequently disclosed to the receiving party by a third party who may lawfully do so, or

iv)	is independently developed by the receiving party, or

v)	is required to be disclosed to governmental agencies.

14.02                                                                     Upon termination of this Agreement and upon the request of the disclosing party, the receiving party shall return all such information and copies thereof in its possession, except that the receiving party may keep one copy of such information in its Law Department confidential files solely for archival purposes. Such archival copy will be deemed to be the property of the disclosing party and will not be copied or distributed in any manner without the express prior written permission of the disclosing party.

ARTICLE 15	EVENTS OF DEFAULT

15.01                                                                     In the event:

(i)                                     Syncor fails to pay any money due by it hereunder, as and when same becomes due and payable, and such default is not cured within thirty (30) days of receipt by it of written notification from MFCI setting forth the details of the default, or

(ii)                                  Syncor becomes bankrupt or insolvent or takes the benefit of any act now or hereafter in force for bankrupt or insolvent debtors or files a proposal or takes any action or proceeding before any court or governmental body of competent jurisdiction for dissolution, winding-up or liquidation or for the liquidation of its assets, or

(iii)                               MFCI becomes bankrupt or insolvent or takes the benefit of any act now or hereafter in force for bankrupt or insolvent debtors or files a proposal or takes any action or proceeding before any court or governmental body of competent jurisdiction for dissolution, winding-up or liquidation or for the liquidation of its assets, or

(iv)                              Syncor shall not observe, perform or keep any of the other covenants, agreements, provisions, stipulations and conditions herein contained to be kept, observed or performed by it and such default is not remedied within thirty (30) days (or within such longer period as may be reasonably necessary in the circumstances to diligently remedy the default) of receipt by it of written notification from MFCI setting forth the details of the default in question, or

(v)                                 MFCI shall not observe, perform or keep any of the covenants, agreements, provisions, stipulations and conditions herein contained to be kept, observed or performed by it and such default is not remedied within thirty (30) days (or within such longer period as may be reasonably necessary in the circumstances to diligently remedy the default) of receipt by it of written notification from Syncor setting forth the details of the default in question, then the party not in default hereunder, in addition to any other rights or remedies it has pursuant to this Agreement or by law, shall have the immediate right to cancel and terminate this Agreement upon giving to the other party notice of termination.

15.02                                                                     This Agreement may also be cancelled upon thirty (30) days prior written notice by one party upon a change of fifty percent (50%) of the direct or indirect ownership and control of the shares of the other party (the “Affected Party”). This provision is only intended to apply to changes involving unrelated third parties. The Affected Party shall provide prompt written notice of any such change to the other party.

ARTICLE 16	NOTICE PROVISIONS

16.01                                                                     Any notices required or permitted to be given hereunder shall be in writing and shall be effectively given if delivered personally, sent by prepaid courier service or certified mail, return receipt requested, or sent by telecopier, telex or other similar means of electronic communication (confirmed on the same or following day by prepaid mail) addressed as follows:

(a)                                  in the case of MFCI to:

Merck Frosst Canada Inc.

16711 Trans-Canada Highway West

Kirkland, Quebec

H9H 3L1

Attention:  Director, Radiopharmaceutical Division

Telecopier No.: 514-428-2646

(b)                                 in the case of Syncor to:

Syncor International Corporation

20001 Prairie Street

Chatsworth, California

U.S.A. 91311

Attention:    Mr. Haig Bagerdjian. General Counsel

Telecopier No.: 818-717-4606

any notice so given shall be deemed conclusively to have been given and received when so personally delivered or sent by telecopier or telex or on the second day following the sending thereof by private courier and on the sixth day following the sending thereof by prepaid mail, certified, return receipt requested. If the day on which any notice is deemed to have been received is not a business day, then the notice shall be deemed to have been received on the business day next following such day.

Any party hereto may change any particulars of its address for notice by notice to the other party in the manner aforesaid.

ARTICLE 17	MISCELLANEOUS

17.01                                                                     Nothing in this Agreement shall be construed to create a joint venture, principal-agent or employer-employee relationship, and nothing herein shall be deemed to authorize either party to act for, represent or bind the other party.

17.02                                                                     Except as expressly permitted herein, Syncor shall not sell, transfer or assign any of its rights, titles and interests in and under this Agreement to, or sub-contract or otherwise make any other arrangement regarding such rights, titles and interests with, any person including, without limitation, an Associate. MFCI may freely sell, transfer, assign, sub-contract and/or make any other arrangement regarding its rights, titles and interests in and under this Agreement.

17.03                                                                     The preamble hereto shall form part hereof as if recited at length herein.

17.04                                                                     Neither Syncor nor MFCI shall issue any press release or make any other public disclosure regarding the existence of this Agreement or the subject matter thereof without the prior consent of the other party as to the form, effect and substance of the said release and/or disclosure.

17.05                                                                     This Agreement shall be interpreted by and construed in accordance with the domestic law of the Province of Quebec and the laws of Canada applicable therein.

17.06                                                                     Any disputes which arise between the parties under this Agreement, and which cannot be resolved by their respective staffs, shall be referred to the President of MFCI and the Chief Operating Officer of Syncor, who shall meet and make a good faith effort to resolve the matter. In the event that the parties fail to resolve such dispute or claim pursuant to this Section, then such dispute or claim shall be determined by arbitration. Such arbitration shall be conducted in accordance with the Quebec Code of Civil Procedure. The costs of arbitration shall be divided equally between the parties unless determined otherwise by the arbitrators.

Notwithstanding anything herein contained to the contrary, it is understood that the arbitrators shall be precluded from including punitive damages in any arbitration award.

17.07                                                                     No failure of any party hereto to pursue any remedy resulting from a breach of this Agreement by the other party shall be construed as a waiver of any breach of any term, obligation or condition herein contained or of any subsequent breach of the same or any other term, obligation or condition herein contained.

17.08                                                                     The parties hereto agree to execute such further papers, agreements, documents, instruments and the like as may be necessary or desirable from time to time in order to effect the purposes of this Agreement and to carry out its provisions.

17.09                                                                     The parties declare that they have required that this Agreement and any documents relating thereto be drawn up in the English language.

Les parties aux présentes déclarent qu’elles ont exigé que cette entente et tous les documents y afférant soient rédigés en langue anglaise.

17.10                                                                     The parties acknowledge that each of the terms hereof was negotiated in good faith and not imposed by one on the other, understood and, for good and valuable consideration, agreed to by each of them and that the present Agreement does not constitute an adhesion contract for either of them but rather a contract by mutual agreement.

17.11                                                                     This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto by their duly authorized representatives have executed this Agreement as of the day and at the place first hereinabove set forth.

SYNCOR INTERNATIONAL CORPORATION	MERCK FROSST CANADA INC

/s/ Robert G. Funari	/s/ Paul G. Howes
Name	Name
Robert G. Funari	Paul G. Howes
Signature	Signature
Executive VP and Chief Executive Officer	President, Merck Frosst Canada, Inc.
Title	Title
October 25,1995	November 28,1995
Date	Date

SCHEDULE “A”

Terms and conditions of sales of the Products by MFCI to Syncor.

•                              ***

SCHEDULE “B”

•                              Product Frosstimage® DTPA+ #900-288

•                              Product Frosstimage® MDP+ #900-301

Packaged in five (5)-vial kit	–	***

Packaged in thirty (30)-vial kit	–	***

SCHEDULE “C”

Product Specifications

***

SCHEDULE “D”

Approved Assignees

***